[redacted]

SECURITI 15027494 ION

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

*

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) AND ENDING 6/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

| Melville | NY | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton 631-454-2000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name* )

| 185 CROSSWAYS PARK DRIVE | WOODBURY | | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2015
REGISTRATIONS BRANCH
17

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
|---|
| 8 - 45285 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) AND ENDING 6/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

| Melville | NY | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton — 631-454-2000 (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

| 185 CROSSWAYS PARK DRIVE | WOODBURY | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, KEITH LANTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTERN INVESTMENTS, INC., as of 30-Jun 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

DREW GRAVES
Notary Public - State of New York
NO. 01GR6308573
Qualified in Suffolk County
My Commission Expires Sep 2, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A Review Report regarding included Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMK&G

**Weisberg, Molé, Krantz & Goldfarb, LLP**

*Certified Public Accountants*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (a Delaware corporation) as of June 30, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Lantern Investments, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Lantern Investments, Inc. as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, NY
August 25, 2015

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

# LANTERN INVESTMENTS, INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2015

### ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 710,266 |
| Securities owned, at market value | 424,773 |
| Receivable from clearing broker | 901,851 |
| Income taxes receivable | 72,739 |
| Goodwill, net of accumulated amortization of $56,293 | 126,535 |
| Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $118,336 | 17,418 |
| Deferred income tax asset | 35,300 |
| Other assets | 110,235 |
| TOTAL ASSETS | $ 2,399,118 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 620,443 |
| Dividends payable | 11,670 |
| Deferred rent | 7,754 |
| Other liabilities | 100,782 |
| TOTAL LIABILITIES | 740,649 |
| Commitments and contingencies - note 7 | |
| **SHAREHOLDERS' EQUITY** | |
| Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding | - |
| Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,900 shares outstanding | 495 |
| Additional paid-in capital | 438,746 |
| Retained earnings | 1,225,288 |
| Treasury stock, at cost,100 shares | (6,060) |
| TOTAL SHAREHOLDERS' EQUITY | 1,658,469 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 2,399,118 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. Cash deposits in excess of insured limits amounted to $52,801 at June 30, 2015. Cash and cash equivalents include $258,591 being held in money market funds.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. As funds due from brokers are held at the Company's clearing broker or represent fees receivable from other major financial institutions, no allowance for doubtful accounts has been recorded.

Securities transactions and financing with the clearing broker is classified as operating activities on the statement of cash flows since this is the Company's principal business.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets (5-7 years). Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

### Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy provides criteria for prioritizing inputs used to measure fair value into three levels:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 — Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors.

**Fair Value of Investments (Continued)**

Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2015:

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| Description | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Investments in securities owned | | | | |
| Certificate of Deposit | $ 19,775 | $ 19,775 | $ - | $ - |
| Common stock | 34,290 | 34,290 | - | - |
| Corporate bonds | 106,626 | 104,626 | 2,000 | - |
| Government agencies | 9,263 | 9,263 | - | - |
| Municipal bonds | 254,819 | 254,819 | - | - |
| Total | $ 424,773 | $ 422,773 | $ 2,000 | $ - |
| Percent of total | 100.00% | 99.50% | .50% | 0.00% |

## 3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

**Financial Instruments and Risk (Continued)**

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2015, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

## 4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2015 management has determined that there are no material uncertain income tax positions.

Management believes the future benefit of the Company's deferred income tax asset to be fully realized. Accordingly, no valuation allowance has been recorded. The deferred income tax asset is primarily the result of accrued compensation and other expenses that are not deductible for tax purposes in the current year because they have not been paid within the time period required by tax law.

## 5. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"). The intangible assets acquired are determined to be wasting assets, as defined, with finite useful lives (12-15 years). As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $16,205 for the year ended June 30, 2015.

## 6. OTHER ASSETS

Other assets include $27,499 of advances paid to employees and are being expensed over various periods. These advances are reduced through the earning of a "Production Bonus" as stipulated in the various Employment Agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable.

## 7. COMMITMENTS

The Company leases office space in various locations under non-cancelable lease agreements which expire between March 2016 and April 2020. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

| Year Ended June 30, | |
|---|---|
| 2016 | $ 273,217 |
| 2017 | 157,977 |
| 2018 | 63,326 |
| 2019 | 17,520 |
| 2020 | 7,200 |
| Total | $ 519,240 |

## 8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2015, the Company had not entered into any subordinated loan agreements.

## 9. DEFERRED RENT

Some of the leases for the Company's office spaces provide for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, while deferred rent payable represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

## 10. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is $75,684 for the year ending June 30, 2015.

## 11. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $6,979 from a related party.

A related entity shares office space with the Company and utilizes certain management and administrative employees. Accordingly, the related entity is charged a monthly fee to reimburse the Company for a portion of the cost of these resources. The intercompany charge amounted to $2,000 per month during the year ending June 30, 2015 and is included in other income in the accompanying statement of income.

## 12. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## 13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $1,253,075, which exceeded the minimum requirement of $100,000 by $1,153,075. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1.

## 14. CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2015 or during the year then ended.

## 15. SUBSEQUENT EVENTS

Events have been evaluated through August 25, 2015, the date that these financial statements were available to be issued.

The Company has entered into an agreement with the estate of a deceased shareholder to purchase 250 of the decedent's shares in the Company for $100,000.